UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13D-1(A) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13D-2(A)

Turtle Beach Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

900450 206

(CUSIP Number)

John T. Hanson

Turtle Beach Corporation

11011 Via Frontera, Suite A/B

San Diego, California 92127

(914) 345-2255

Copy to:

Gregory A. Schernecke

Dechert LLP

Cira Centre

2929 Arch Street

Philadelphia, Pennsylvania 19104

Tel: (215) 994-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 11, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of reporting person SG VTB Holdings, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 5,172,282*
	8.	Shared voting power 0
	9.	Sole dispositive power 5,172,282*
	10.	Shared dispositive power 0

11.	Aggregate amount beneficially owned by each reporting person 5,172,282*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 35.9%**
14.	Type of reporting person (see instructions) OO (Limited Liability Company)

*	See Items 2, 4 and 5.
**	Based on 13,654,150 Issuer Common Shares (as defined herein) outstanding, comprised of (i) 12,437,007 shares outstanding as of April 18, 2018 as set forth in the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on April 30, 2018 and (ii) 1,307,143 shares issued on April 26, 2018 as set forth in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 27, 2018.

1.	Name of reporting person Kenneth A. Fox
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 5,172,282*
	8.	Shared voting power 0
	9.	Sole dispositive power 5,172,282*
	10.	Shared dispositive power 0

11.	Aggregate amount beneficially owned by each reporting person 5,172,282*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 35.9%**
14.	Type of reporting person (see instructions) IN

*	See Items 2, 4 and 5.
**	See Items 2 and 5. Kenneth A. Fox is the sole manager of SG VTB (as defined herein) and has voting and investment control over the securities held by SG VTB. As such, Mr. Fox may be deemed to have beneficial ownership of the Issuer Common Shares (as defined herein) owned by SG VTB. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Mr. Fox that he is the beneficial owner of any of the Issuer Common Shares owned by SG VTB for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.
***	Based on 13,654,150 Issuer Common Shares (as defined herein) outstanding, comprised of (i) 12,437,007 shares outstanding as of April 18, 2018 as set forth in the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on April 30, 2018 and (ii) 1,307,143 shares issued on April 26, 2018 as set forth in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 27, 2018.

Item 1.	Security and Issuer

This statement on Schedule 13D (“Schedule 13D”) relates to the common shares, par value $0.001 per share (the “Issuer Common Shares”), of Turtle Beach Corporation, a Nevada corporation (the “Issuer”). The address of the principal executive office of the Issuer is 11011 Via Frontera, Suite A/B, San Diego, California 92127.

Item 2.	Identity and Background

This Schedule 13D is being filed jointly by the following persons (collectively, the “Reporting Persons”):

Reporting Person	Address
SG VTB Holdings, LLC	402 West 13th Street New York, New York 10014

Kenneth A. Fox	402 West 13th Street New York, New York 10014

SG VTB Holdings, LLC (“SG VTB”), a Delaware limited liability company, is an affiliate of Stripes Group LLC (“Stripes”), a private equity firm focused on internet, software, healthcare IT, and branded consumer products businesses, and is principally engaged in the business of making investments in securities. SG VTB does not have any directors or officers.

Kenneth A. Fox is the sole manager of SG VTB and has voting and investment control over the securities held by SG VTB. Due to his relationship to SG VTB, Mr. Fox may be deemed to have voting and investment power with respect to the Issuer Common Shares that SG VTB beneficially owns. As such, Mr. Fox may be deemed to have beneficial ownership over such Issuer Common Shares. Mr. Fox, however, disclaims beneficial ownership of such Issuer Common Shares. Mr. Fox’s principal occupation is as managing partner of Stripes, and he serves as a director of the Issuer.

Information in this Schedule 13D with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information provided by another Reporting Person.

During the past five years, none of the Reporting Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On January 15, 2014, the Issuer completed the merger (the “Merger”) of its wholly-owned subsidiary, Paris Acquisition Corp., a Delaware corporation (“Merger Sub”), with and into VTB Holdings, Inc., a Delaware corporation (“VTBH”), in accordance with the terms and conditions of the Agreement and Plan of Merger, dated August 5, 2013, among the Issuer, VTBH and Merger Sub (the “Merger Agreement”). As a result of the Merger, VTBH, the surviving entity in the Merger, became a wholly-owned subsidiary of the Issuer. SG VTB is a former stockholder of VTBH.

At the effective time of the Merger and as a result thereof, each share of VTBH common stock and Series A Preferred Stock was cancelled and converted into the right to receive a number of Issuer Common Shares based on an exchange rate computed in accordance with a formula specified in the Merger Agreement, and the Issuer subsequently issued to the former holders of VTBH common stock and Series A Preferred Stock an aggregate of approximately 7.6 million Issuer Common Shares. Immediately after the closing of, and giving effect to, the Merger and the issuance of the Issuer Common Shares in connection therewith, the former VTBH security holders (including SG VTB) held approximately 80% of the issued and outstanding Issuer Common Shares on a fully diluted basis, while the security holders of the Issuer immediately prior to the Merger held approximately 20% of the issued and outstanding Issuer Common Shares on a fully diluted basis.

On July 22, 2015, in connection with and as consideration for certain concessions of SG VTB in the amendment and restatement of its outstanding subordinated promissory notes of the Issuer, the Issuer issued to SG VTB a warrant (the “July Warrant”) to purchase 346,221 Issuer Common Shares at an exercise price of $10.16 per share. The July Warrant is exercisable for a period of five years beginning on the date of issuance. The exercise price and the number of Issuer Common Shares purchasable are subject to adjustment as set forth in the July Warrant. The July Warrant does not entitle SG VTB to any voting rights or other rights as a stockholder of the Issuer prior to the exercise of the July Warrant. The Issuer Common Shares issuable upon exercise of the July Warrant are also subject to the “demand” and “piggyback” registration rights set forth in the Issuer’s Stockholder Agreement, dated August 5, 2013, as amended July 10, 2014, by and among the Issuer, SG VTB and the other stockholders of the Issuer party thereto (the “Stockholder Agreement”).

On November 16, 2015, in connection with and as additional consideration for SG VTB entering into a new subordinated promissory note with the Issuer, the Issuer issued to SG VTB an additional warrant (the “November Warrant”) to purchase 341,353 Issuer Common Shares at an exercise price of $8.00 per share. The other terms of the November Warrant are substantially similar to the terms of the July Warrant.

On February 5, 2016, the Issuer completed a public offering of Issuer Common Shares (the “Public Offering”) and a concurrent, side-by-side private placement of Issuer Common Shares (the “Private Placement”) pursuant to a common stock purchase agreement (the “Purchase Agreement”). SG VTB purchased 200,000 Issuer Common Shares in the Public Offering at the price to the public of $4.00 per share and purchased an additional 425,000 Issuer Common Shares in the Private Placement, also at a price of $4.00 per share.

The foregoing summaries of the Merger Agreement, the July Warrant, the November Warrant and the Purchase Agreement do not purport to be complete and are qualified in their entirety by reference to the complete text of each such agreement, each of which is incorporated herein by reference. The information set forth or incorporated by reference in Item 6 is also incorporated by reference in this Item 3.

Item 4.	Purpose of Transaction

The Reporting Persons understand that the Issuer’s Board of Directors may, consistent with their fiduciary duties to the Issuer and its stockholders, explore ways to raise capital, including possibly through the issuance of additional debt or equity, or pursue an extraordinary corporate transaction. The Reporting Persons assess the Issuer’s business, financial condition, and results of operations as well as economic conditions and securities markets in general and those for the Issuer’s shares in particular. Depending on such assessments, the Reporting Persons may acquire additional shares or may sell or otherwise dispose of all or some of the Issuer Common Shares they hold, subject to the provisions of the Stockholder Agreement, the Issuer’s insider trading policy and applicable securities laws. The Reporting Persons may also consider participating in any proposal to raise capital or reorganize the Issuer that the Issuer may propose or pursue in the future. Such actions will depend on a variety of factors, including current and anticipated trading prices for common stock, alternative investment opportunities, the terms of any such proposals, and general economic, financial market and industry conditions.

The information set forth or incorporated by reference in Item 3 is incorporated by reference in this Item 4.

Item 5.	Interest in Securities of the Issuer

(a) and (b) The information contained on the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 hereof are incorporated herein by reference.

SG VTB beneficially owns 5,172,282 Issuer Common Shares, which amount includes 4,484,708 Issuer Common Shares and warrants exercisable for an aggregate of 687,574 Issuer Common Shares, and retains sole dispositive power over such shares. Such shares constitute approximately 35.9% of the outstanding Issuer Common Shares on a beneficial ownership basis. Kenneth A. Fox is the sole manager of SG VTB. Due to his relationship to SG VTB, Mr. Fox may be deemed to have voting and investment power with respect to the Issuer Common Shares that SG VTB beneficially owns. As such, Mr. Fox may be deemed to have beneficial ownership over such Issuer Common Shares. Mr. Fox, however, disclaims beneficial ownership of such Issuer Common Shares.

(c) The Reporting Persons have not engaged in any transaction involving Issuer Common Shares during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Stockholder Agreement

Concurrently with the execution of the Merger Agreement, on August 5, 2013, the Issuer, VTBH, SG VTB and the other stockholders of the Issuer party thereto entered into the Stockholder Agreement pursuant to which the stockholders parties thereto (the “Former Stockholder Group”) agreed to certain restrictions, including block voting covenants, and other provisions with respect to the VTBH capital stock then held by them and the Issuer Common Shares subsequently issued to them in connection with the Merger.

Pursuant to the Stockholder Agreement, the Former Stockholder Group agreed, effective as of the closing of the Merger, to aggregate their voting power with respect to the election of directors of the Issuer designated by SG VTB. As a result of the Stockholder Agreement, SG VTB and Mr. Fox (in his capacity as the sole manager of SG VTB) may have previously been deemed to have beneficial ownership (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) of, and shared power to vote or direct the vote of, Issuer Common Shares beneficially owned by the members of the Former Stockholder Group. However, notwithstanding the foregoing, each member of the Former Stockholder Group retained the sole dispositive power with respect to the shares beneficially owned by such person, subject to the terms of the Stockholder Agreement. The Former Stockholder Group agreed to the block voting covenants in the Stockholder Agreement in order to, among other things, have the Issuer qualify as a “controlled company” under NASDAQ rules following the closing of the Merger.

As a result of certain open market transactions and other issuances of Issuer Common Shares to its non-employee directors in April 2018, the aggregate beneficial ownership of the Former Stockholder Group fell below 50.1% and, accordingly, the Former Stockholder Group was automatically terminated pursuant to the terms of the Stockholder Agreement.

The provisions of the Stockholder Agreement which remain in effect include:

Registration Rights. Pursuant to the Stockholder Agreement, the members of the Former Stockholder Group (including SG VTB) are entitled to certain registration rights covering their Issuer Common Shares, including customary piggyback registration rights for all members of the Former Stockholder Group and demand registration rights for SG VTB. The Stockholder Agreement also includes customary indemnification and expense reimbursement obligations in connection with any such registration.

Director Nominations; Chief Executive Officer. Pursuant to the Stockholder Agreement, SG VTB has the right to nominate for election to the Issuer’s Board of Directors (or remove therefrom, as applicable) seven directors (including the Chief Executive Officer of the Corporation and two independent directors), so long as the SG VTB and its affiliates collectively beneficially own at least 10% of the outstanding Issuer Common Shares. In addition, SG VTB’s consent is required to hire or terminate any Chief Executive Officer of the Issuer.

The remaining provisions of the Stockholder Agreement will terminate upon the earlier of (i) the dissolution of the Issuer (unless the Issuer continues to exist after such dissolution as a limited liability company or in another form, whether incorporated in Delaware or another jurisdiction) and (ii) the consummation of a disposition of shares by SG VTB and its affiliates that would have the effect of transferring to a person or group that is not an affiliate of SG VTB or a portfolio company of one or more SG VTB affiliates a number of Issuer Common Shares such that, following the consummation of such disposition, such person or group possesses the voting power to elect a majority of the Issuer’s Board of Directors (whether by merger, consolidation, sale or transfer of common stock or otherwise), or a majority of the board of directors (or similar body) of any successor entity; provided however, that (a) for so long as SG VTB and its affiliates collectively own any Merger Shares, the registration rights set forth in the Stockholder Agreement shall not terminate without the prior written consent of SG VTB, and (b) the indemnification provisions with respect to the registration rights in the Stockholder Agreement survive any termination of the Stockholder Agreement.

Subordinated Promissory Notes

On March 5, 2018, in connection with certain other financing transactions, the Issuer amended, extended and restated its existing subordinated promissory notes (as amended, the “Notes” and each a “Note”) with SG VTB. The Notes have an aggregate principal balance of approximately $22.4 million (which amount includes accrued but unpaid interest previously outstanding on the Notes) and have a maturity of 5 years plus 91 days from the date of issuance. The Notes are subordinated to all senior debt of the Issuer, including the Issuer’s credit facility and term loan (collectively, the “Credit Agreements”), and the Issuer’s secured Note with SG VTB in the principal amount of approximately $3.5 million (the “Secured Note”) has a third priority lien in the collateral under the Credit Agreements, while the other Notes are unsecured obligations of the Issuer.

The Notes bear in-kind interest at a rate of (i) LIBOR plus 9.1% per annum for the first twenty-four months (or six months with respect to the Secured Note) and (ii) LIBOR plus 10.5% per annum (or 15.0% with respect to the Secured Note) thereafter until the maturity date, subject to a 2.0% penalty fee if an event of default has occurred and is continuing under the Credit Agreements. The Notes are considered to have been issued with original issue discount and are intended not to be applicable high yield discount obligations within the meaning of Section 163(i)(l) of the Internal Revenue Code of 1986, as amended. The terms of the Credit Agreements provide that a portion of the aggregate amount outstanding with respect to the Notes may be repaid with proceeds from the delayed draw commitment under the Term Loan Agreement and with the proceeds of future equity sales, in each case, subject to certain conditions.

The foregoing summaries of the Stockholder Agreement and the Notes do not purport to be complete and are qualified in their entirety by reference to the complete text of such agreements, which are incorporated herein by reference.

Except as set forth above and in Item 4 of this Schedule 13D, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between such persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description of Exhibit

1.	Agreement and Plan of Merger dated August 5, 2013, among Turtle Beach Corporation, Paris Acquisition Corp. and VTB Holdings, Inc. (incorporated by reference to Exhibit 2.1 to Turtle Beach Corporation’s Current Report on Form 8-K filed on August 5, 2013).

2.	Stockholder Agreement, by and among Turtle Beach Corporation and the Reporting Persons, dated as of August 5, 2013 (incorporated by reference to Exhibit 99.1 to Turtle Beach Corporation’s Current Report on Form 8-K filed on August 5, 2013).

3.	Amendment No. 1 to the Stockholder Agreement, dated July 10, 2014, by and among the Issuer and the Extending Shareholders (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on July 10, 2014).

4.	Warrant, issued to SG VTB Holdings, LLC, dated July 22, 2015 (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on July 23, 2015).

5.	Warrant, issued to SG VTB Holdings, LLC, dated November 16, 2015 (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on November 20, 2015).

6.	Common Stock Purchase Agreement, dated as of February 1, 2016, by and between Turtle Beach Corporation and SG VTB Holdings, LLC (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on February 1, 2016).

7.	Second Amended and Restated Subordinated Promissory Note, dated as of March 5, 2018, issued by Turtle Beach Corporation in favor of SG VTB Holdings, LLC (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on March 9, 2018).

8.	Second Amended and Restated Subordinated Promissory Note, dated as of March 5, 2018, issued by Turtle Beach Corporation in favor of Doornink Revocable Living Trust (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed on March 9, 2018).

9.	Second Amended and Restated Subordinated Promissory Note, dated as of March 5, 2018, issued by Turtle Beach Corporation in favor of SG VTB Holdings, LLC (incorporated by reference to Exhibit 10.5 to the Issuer’s Current Report on Form 8-K filed on March 9, 2018).

10.	Second Amended and Restated Subordinated Promissory Note, dated as of March 5, 2018, issued by Turtle Beach Corporation in favor of SG VTB Holdings, LLC (incorporated by reference to Exhibit 10.6 to the Issuer’s Current Report on Form 8-K filed on March 9, 2018).

11.	Amended and Restated Subordinated Promissory Note, dated as of March 5, 2018, issued by Turtle Beach Corporation in favor of SG VTB Holdings, LLC (incorporated by reference to Exhibit 10.7 to the Issuer’s Current Report on Form 8-K filed on March 9, 2018).

12.	Omnibus Amendment and Reaffirmation Agreement, dated as of March 5, 2018, by and among Turtle Beach Corporation, Voyetra Turtle Beach, Inc., Turtle Beach Europe Limited, VTB Holdings, Inc., SG VTB Holdings, LLC, Crystal Financial LLC and Bank of America, N.A. (incorporated by reference to Exhibit 10.8 to the Issuer’s Current Report on Form 8-K filed on March 9, 2018).

13.	Joint Filing Agreement by and between SG VTB Holdings, LLC and Kenneth A. Fox, dated as of May 8, 2018 (filed herewith).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SG VTB HOLDINGS, LLC

By:	/s/ Kenneth A. Fox
Name:	Kenneth A. Fox
Title:	Manager

By:	/s/ Kenneth A. Fox
Name:	Kenneth A. Fox

Dated: May 8, 2018

INDEX TO EXHIBITS

Exhibit No.	Description of Exhibit

1.	Agreement and Plan of Merger dated August 5, 2013, among Turtle Beach Corporation, Paris Acquisition Corp. and VTB Holdings, Inc. (incorporated by reference to Exhibit 2.1 to Turtle Beach Corporation’s Current Report on Form 8-K filed on August 5, 2013).

2.	Stockholder Agreement, by and among Turtle Beach Corporation and the Reporting Persons, dated as of August 5, 2013 (incorporated by reference to Exhibit 99.1 to Turtle Beach Corporation’s Current Report on Form 8-K filed on August 5, 2013).

3.	Amendment No. 1 to the Stockholder Agreement, dated July 10, 2014, by and among the Issuer and the Extending Shareholders (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on July 10, 2014).

4.	Warrant, issued to SG VTB Holdings, LLC, dated July 22, 2015 (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on July 23, 2015).

5.	Warrant, issued to SG VTB Holdings, LLC, dated November 16, 2015 (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on November 20, 2015).

6.	Common Stock Purchase Agreement, dated as of February 1, 2016, by and between Turtle Beach Corporation and SG VTB Holdings, LLC (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on February 1, 2016).

7.	Second Amended and Restated Subordinated Promissory Note, dated as of March 5, 2018, issued by Turtle Beach Corporation in favor of SG VTB Holdings, LLC (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on March 9, 2018).

8.	Second Amended and Restated Subordinated Promissory Note, dated as of March 5, 2018, issued by Turtle Beach Corporation in favor of Doornink Revocable Living Trust (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed on March 9, 2018).

9.	Second Amended and Restated Subordinated Promissory Note, dated as of March 5, 2018, issued by Turtle Beach Corporation in favor of SG VTB Holdings, LLC (incorporated by reference to Exhibit 10.5 to the Issuer’s Current Report on Form 8-K filed on March 9, 2018).

10.	Second Amended and Restated Subordinated Promissory Note, dated as of March 5, 2018, issued by Turtle Beach Corporation in favor of SG VTB Holdings, LLC (incorporated by reference to Exhibit 10.6 to the Issuer’s Current Report on Form 8-K filed on March 9, 2018).

11.	Amended and Restated Subordinated Promissory Note, dated as of March 5, 2018, issued by Turtle Beach Corporation in favor of SG VTB Holdings, LLC (incorporated by reference to Exhibit 10.7 to the Issuer’s Current Report on Form 8-K filed on March 9, 2018).

12.	Omnibus Amendment and Reaffirmation Agreement, dated as of March 5, 2018, by and among Turtle Beach Corporation, Voyetra Turtle Beach, Inc., Turtle Beach Europe Limited, VTB Holdings, Inc., SG VTB Holdings, LLC, Crystal Financial LLC and Bank of America, N.A. (incorporated by reference to Exhibit 10.8 to the Issuer’s Current Report on Form 8-K filed on March 9, 2018).

13.	Joint Filing Agreement by and between SG VTB Holdings, LLC and Kenneth A. Fox, dated as of May 8, 2018 (filed herewith).